[FCX Letterhead]

August 8, 2008

Via EDGAR and Fax Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mark Wojciechowski
Re:	Freeport-McMoRan Copper & Gold Inc.
                        Form 10-K for the Fiscal Year Ended December 31, 2007
                                Filed February 29, 2008
                                Form 10-Q for the Quarterly Period Ended March 31, 2008
                                Filed May 12, 2008
                                File No. 1-11207-01

Dear Mr. Wojciechowski:

On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company” or “we”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated July 31, 2008, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2008.  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

Comment 1: Please file all material contracts as exhibits.  In this regard, it does not appear that you have filed the joint venture contract with Rio Tinto, referenced on page 14, and the contract with Atlantic Copper, referenced on page 38.

Response 1: We direct your attention to Exhibits 10.3 and 10.4 of our Form 10-K for the fiscal year ended December 31, 2007, which incorporate by reference our agreements relating to our joint venture with Rio Tinto (formerly named RTZ Corporation).  In our Form 10-

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Q filing for the quarterly period ended June 30, 2008, we have revised these exhibit references to reflect Rio Tinto’s current name.

The long-term contract referenced on page 38 is between Atlantic Copper, one of our wholly owned subsidiaries, and PT Freeport Indonesia, our 90.6% owned subsidiary.  Intercompany sales between Atlantic Copper and PT Freeport Indonesia are eliminated in our consolidated financial statements. We do not consider this agreement between our affiliated entities to be a material contract.  We will clarify in our future Form 10-K filings that this is an agreement between our affiliated entities.

Comment 2: We note that you are undergoing discussions with the Congolese government regarding the terms of the mining contract for the Tenke Fungurume concession.  Please provide updates on the status of such discussions in future filings and, to the extent a resolution has been reached, please discuss the terms of the resolution.

Response 2: We disclosed the following in our Form 10-K for the fiscal year ended December 31, 2007:

“In February 2008, we received a letter from the Ministry of Mines, Government of the DRC, seeking our comment on proposed material modifications to our mining contract for the Tenke Fungurume concession, including the amount of transfer payments payable to the government, the government’s percentage ownership and involvement in the management of the mine, regularization of certain matters under Congolese law and the implementation of social plans. Our mining contract was negotiated transparently and approved by the Government of the DRC following extended negotiations, and we believe it complies with Congolese law and is enforceable without modifications.  We are currently working cooperatively with the Ministry of Mines to resolve these matters while continuing with our project development activities.”

We have continued to include similar disclosure in our Form 10-Q filings for the quarterly periods ended March 31, 2008, and June 30, 2008. Our discussions with the Government of the DRC have not resulted in any material developments that would warrant further updating.

Business and Properties

Sales and Competition, page 37

Comment 3: Please disclose whether any of your customers accounted for more than 10% of your revenues.  If so, please identify such customers, indicating the percentage of revenues they accounted for.  Also file as exhibits the sales contracts with those customers.

Response 3: We have disclosed in Note 3, Ownership in Subsidiaries, Joint Ventures and Investment in PT Smelting, of our Form 10-K for the fiscal year ended December 31, 2007, that PT Freeport Indonesia owns a 25 percent equity interest in PT Smelting and also provides

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PT Smelting with nearly all of its copper concentrate requirements. For the year ended December 31, 2007, $1.8 billion (approximately 11 percent) of our consolidated revenues were from sales to PT Smelting.  In addition, sales to PT Smelting totaled $1.2 billion (approximately 21 percent) of consolidated revenues for the year ended December 31, 2006, and $1.0 billion (approximately 24 percent) of consolidated revenues for the year ended December 31, 2005.  No other customer accounted for more than 10 percent of our consolidated revenues in any of the three years ended December 31, 2007.  We have disclosed sales to PT Smelting in footnote a. to the Business Segments table at the end of Note 18, Business Segments, of our Form 10-K for the fiscal year ended December 31, 2007.  Additionally, we direct your attention to Exhibit 10.5 to our Form 10-K for the fiscal year ended December 31, 2007, which incorporates by reference the Concentrate Purchase and Sales Agreement between PT Freeport Indonesia and PT Smelting.

We will comply with this comment in future Form 10-K filings by continuing to provide disclosures in the notes to the consolidated financial statements as described above and will also include disclosure of any customers representing 10 percent or more of consolidated sales in Part 1, Items 1 and 2.

Comment 4: Except for your brief discussion of the competitive conditions in the molybdenum market, it does not appear that you have provided a substantive discussion regarding the competitive conditions in your industry.  Please provide the information required by Item 101(c)(x) of Regulation S-K.

Response 4: We will comply with this comment in future Form 10-K filings by including the following discussion of our competitive environment in Part 1, Items 1 and 2:

“We are one of the world’s largest copper, gold and molybdenum mining companies in terms of reserves and production.  With respect to copper, which generates approximately 80 percent of our mining revenues, the top 10 producers comprise approximately 55 percent of total worldwide mined copper production on a contained copper basis and we currently rank second among those producers at approximately 10 percent of total mined copper production. The metals market is a commodity market, where prices are primarily determined by world markets which we do not control.  Our competitive position is based on the quality and grade of our ore bodies and our ability to manage costs compared to other producers.  We have a diverse portfolio of mining operations with varying ore grades and cost structures.  Our costs are driven by the location, grade and nature of our ore bodies and the input costs, including energy, labor and equipment.  The metals markets are cyclical and our ability to maintain our competitive position over the long-term is based on our ability to acquire and develop economic ore bodies, hire and retain a skilled workforce and to manage our costs.”

August 8, 2008

Labor Matters, page 41

Comment 5: We note that some of the union agreements have already lapsed.  In future filings, please discuss whether you renewed the agreements or described any alternative arrangements.

Response 5: In our Form 10-Q filings for the quarterly periods ended March 31, 2008, and June 30, 2008, we have updated the status of our lapsed and renegotiated labor agreements related to El Abra, Atlantic Copper, Rotterdam, Stowmarket and Tenke Fungurume. The following was disclosed in our Form 10-Q filings for the quarterly periods ended March 31, 2008, and June 30, 2008, with respect to El Abra and Atlantic Copper:

“El Abra had a labor agreement covering certain of its employees, which expired July 2008. In April 2008, El Abra and its workers successfully negotiated a new four-year agreement effective August 1, 2008. The new agreement provides for an increase in base wages, bonuses and an employee loan program. The estimated cost of the increased wages and bonuses over the four year term is approximately $40 million.” (Refer to page 35 of our Form 10-Q filing for the quarterly period ended June 30, 2008.)

“Atlantic Copper has a labor contract covering certain employees, which expired in December 2007. The contract has been provisionally extended until a further extension is negotiated.” (Refer to page 46 of our Form 10-Q filing for the quarterly period ended June 30, 2008.)

Additionally, the following was disclosed in our Form 10-Q filing for the quarterly period ended June 30, 2008, with respect to Rotterdam, Stowmarket and Tenke Fungurume:

“In March 2008, the labor agreement covering employees of the Rotterdam conversion plant expired, and we successfully negotiated a new three-year agreement effective April 1, 2008. Additionally, in May 2008, the labor agreement covering employees of the Stowmarket conversion plant expired, and we successfully negotiated a new three-year agreement effective June 1, 2008.” (Refer to pages 28 and 29 of our Form 10-Q filing for the quarterly period ended June 30, 2008.)

“In March 2008, the labor agreement covering employees of Tenke Fungurume expired, and Tenke Fungurume and its workers successfully negotiated a new two-year agreement effective May 22, 2008.” (Refer to page 45 of our Form 10-Q filing for the quarterly period ended June 30, 2008.)

Risk Factors

“In addition to compliance with…,” page 53

Comment 6: We refer you to the discussion in Note 15 of the financial statements regarding your exposure to environmental contingencies and assumption of approximately $1.3

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billion in environmental obligations in connection with the acquisition of Phelps Dodge.  Similar to the disclosure in Note 15, in future filings revise your risk factor disclosure to quantify the estimated dollar amount of exposure to environmental obligations, the dollar amount of reserves that you have established in connection with such obligations and the adequacy of the dollar amounts established.

Response 6: We will comply with this comment in future Form 10-K filings by revising our environmental risk factor that is included on page 53 of our Form 10-K for the fiscal year ended December 31, 2007, to include the following (additions to the previous disclosure have been underlined):

“In addition to compliance with environmental regulation at our operating sites, we incur significant costs for remediating environmental conditions on properties that have not been operated in many years.

Phelps Dodge and many of its affiliates and predecessor companies have been involved in mining, milling, and manufacturing in the U.S. for more than a century. Activities that occurred in the late 19th century and the 20th century until the advent of modern environmental laws were not subject to environmental regulation and were conducted before American industrial companies understood the long-term effects of their operations on the surrounding environment. With the passage of CERCLA in 1980, companies like Phelps Dodge became legally responsible for environmental remediation on properties previously owned or operated by them, irrespective of when the damage to the environment occurred or who caused it. That liability is often shared on a joint and several basis with all other owners and operators, meaning that each owner or operator of the property is fully responsible for the clean-up although, in many cases some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or can no longer be found. As a result, because of our acquisition of Phelps Dodge in 2007, many of the subsidiary companies we now own are responsible for a wide variety of environmental remediation projects throughout the U.S., and we expect to spend substantial sums annually for many years to address these remediation issues. We are also subject to claims for natural resource damages where the release of hazardous substances is alleged to have injured natural resources. As of December 31, 2008, we had more than 100 active remediation projects in the U.S. in more than 25 states.

At December 31, 2008, $xx billion of environmental reserves was recorded in our consolidated balance sheet.  Our reserve estimates are based upon (i) our knowledge and beliefs about complex scientific and historical facts and circumstances that in many cases involve events that occurred many decades ago, (ii) our beliefs and assumptions regarding the nature, extent and duration of remediation activities that we will be required to undertake and estimate the costs of those activities, which are subject to varying interpretations, and (iii) our beliefs regarding the requirements that are imposed on us by existing laws and regulations and, in some cases, the expected clarification of uncertain regulatory requirements that could materially impact our reserve estimates. Significant adjustments to these reserves are likely to occur in the future as additional information

August 8, 2008

becomes available.  The actual environmental costs ultimately incurred may exceed our current and future accruals for these costs, and any such changes could be material.”

Our holding company structure may impact your ability to receive dividends, page 59

Comment 7: We note your disclosure that “…our subsidiaries may not be able to, or be permitted to, make distributions to enable us to repay our indebtedness or pay dividends” and that “… under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries.”  Please tell us if you have considered the requirements of Rule 5-04 of Regulations S-X to provide audited parent-only condensed financial statements.

Response 7: Rule 5-04 of Regulation S-X requires that a schedule of the condensed financial information of the registrant be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets at the end of the most recently completed fiscal year.  Prior to the filing of our Form 10-K for the fiscal year ended December 31, 2007, we considered the requirements of Rule 5-04 of Regulation S-X and concluded that, while one of our foreign subsidiaries has restrictions on certain dividend payments to the parent company, all of our other subsidiaries can make transfers to the parent in several forms, including loans, advances and/or cash dividends.  As a result, the restricted net assets of our consolidated subsidiaries are significantly less than 25 percent of our consolidated net assets and audited parent-only condensed financial statements are not required.

Selected Financial Data, page 66

Comment 8:  Within your table of selected financial and operating data on page 67, we note you include Phelps Dodge pre-acquisition results for comparative purposes.  Please explain why you believe your presentation of such results is consistent with Item 301 of Regulation S-K, or other related guidance.

Response 8:  Item 301 of Regulation S-K requires a registrant to furnish selected financial data for at least each of the last five fiscal years and also provides that a registrant may include additional items which they believe would enhance an understanding of and would highlight other trends in their financial condition and results of operations.

Item 6, Selected Financial Data, in our Form 10-K for the fiscal year ended December 31, 2007, includes our consolidated financial data, which provides the required selected financial data for each of the last five fiscal years, and also includes consolidated operating data and operating data for each primary operating mining division.  The consolidated financial data provided on page 66 represents our actual results and does not include any Phelps Dodge pre-acquisition results.  The consolidated operating data and the operating data for our North America and South America divisions provided on page 67 were voluntarily presented and identified as pro forma information that includes pre-acquisition operating data.

August 8, 2008

We believe the presentation of only the post-acquisition operating data for the acquired operations would not provide readers with an understanding of these divisions’ trends as they had ongoing operations prior to the acquisition. Without the inclusion of the pre-acquisition operating data, readers would be unable to determine if these divisions were performing better or worse in the current year compared with the years prior to the acquisition.  In addition, the acquisition of Phelps Dodge resulted in more than a 200 percent increase in our consolidated pro forma copper production for 2007 compared to our 2006 consolidated copper production prior to the acquisition of Phelps Dodge.  Accordingly, we believe that the voluntary inclusion of the pre-acquisition operating data provides readers with comparative information that enhances their understanding of and highlights the trends in these operations.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Results of Operations

Mining Operations, page 85

Comment 9: Within your discussion of North American and South American mining operations you explain that such discussions cover the full twelve month periods ended December 31, 2007, 2006, and 2005, including periods prior to your acquisition of these operations.  Please refer to the guidance found in Item 303 of Regulations S-K or otherwise advise us of the guidance you are relying upon for your presentation.  Please contact us to discuss at your earliest convenience.

This comment is also applicable to your Form 10-Q for the Quarterly Period Ended March 31, 2008.

Response 9:  Item 303 of Regulation S-K requires a registrant to discuss its financial condition, changes in financial condition and results of operations and to provide other information that is necessary for an understanding of the registrant’s financial condition, changes in financial condition and results of operations.  Additionally, Item 303 provides that where discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.

With the exception of the discussion specific to the North America and South America operations included in our Form 10-K for the fiscal year ended December 31, 2007, and our Form 10-Q for the quarterly period ended March 31, 2008, the discussion and other information provided with respect to our financial condition, changes in financial condition and results of operations were presented on an actual basis and does not include any Phelps Dodge pre-acquisition results.  We have also presented the required information about segment results; however, discussion of the acquired North America and South America operational data was voluntarily presented and identified as pro forma information that includes Phelps Dodge’s pre-acquisition operating data.  Consistent with our response to Comment 8, we believe the

August 8, 2008

presentation of only the post-acquisition operating data would not provide readers with an understanding of the trends of these divisions as they had ongoing operations prior to the acquisition.  Rather, the voluntary inclusion of the pre-acquisition data provides comparative information that is necessary for readers to more fully understand the trends of these operations.

Form 10-Q for the Quarterly Period Ended March 31, 2008

General

Comment 10: We note your disclosure on page 35 indicating that there was a significant decrease in the amount of gold produced during the quarter ended March 31, 2008, compared to the quarter ended March 31, 2007, as a result of mining in sections with lower ore grade.  Given the significant decrease in your gold production, it appears that detailed risk factor and MD&A disclosure may be warranted.  Please discuss the risks associated with the likelihood of the company encountering additional lower ore grade sections resulting in further decreases in your gold production and discuss any related known trends.

Response 10: At the Grasberg open-pit mine, sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production resulting in varying quarterly and annual sales of copper and gold. As a result, we have disclosed in the “Outlook” section of our Form 10-Q filings for the quarterly periods ended March 31, 2008 (page 21) and June 30, 2008 (page 22), as well as in our Form 10-K for the fiscal year ended December 31, 2007 (pages 77 and 78), that a majority of our 2008 gold sales are expected in the second half of the year. We have also disclosed in our Form 10-K for the fiscal year ended December 31, 2007 (page 78), total projected copper, gold and molybdenum consolidated sales volumes for 2008 and our average annual projected consolidated sales volumes for the three-year period from 2008 to 2010.

 Because sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production we have also disclosed the following operational risk factor on page 49 of our Form 10-K for the fiscal year ended December 31, 2007:

“The volume and grade of ore reserves that we recover and our rate of production may be more or less than anticipated. In addition, our exploration activities may not result in additional discoveries.

Our ore reserve amounts are determined in accordance with established mining industry practices and standards, and are estimates of the mineral deposits that can be recovered economically and legally based on currently available data.  Ore bodies may not conform to standard geological expectations, and estimates may change as new data becomes available.  Because ore bodies do not contain uniform grades and types of minerals, our metal recovery rates will vary from time to time. There are also uncertainties inherent in estimating quantities of ore reserves and copper recovered from stockpiles.”

August 8, 2008

Notes to Consolidated Financial Statements (Unaudited)

Note 10 Business Segments, page 12

Comment 11: Please provide us with a schedule that identifies the reporting units and the amount of goodwill assigned to each reporting unit relating to your Phelps Dodge acquisition pursuant to SFAS 142 paragraph 34.

Response 11:  In connection with the March 19, 2007, acquisition of Phelps Dodge we recorded goodwill totaling $6.2 billion.  Paragraph 34 of SFAS No. 142, “Goodwill and Other Intangible Assets,” states that all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.  Using the guidance provided by SFAS No. 142 and EITF Issue No. 04-4, “Allocation of Goodwill to Reporting Units for a Mining Enterprise,” we determined that acquired operating mines qualify as our reporting units for purposes of allocating goodwill. The following provides a schedule that identifies the acquired reporting units and the amount of goodwill allocated to each ($ in millions):

                         Goodwill
Reporting Units                                                           Allocation
North America Mines:
   Morenci                                                               $   1,912
   Sierrita                                                                          991
   Bagdad                                                                                957
   Henderson                                                                          698
   Safford                                                                                 332
   Chino                                                                                     11
   Tyrone                                                                                    6
   Miami                                                                                      2
South America Mines:
   Cerro Verde                                                                        763
   El Abra                                                                                354
   Candelaria                                                                            10
   Ojos del Salado                                                                    –
Other Assembled Workforcea                                             12
Discontinued Operationsb                                                 160
Total Goodwill                                                              $   6,208

a.	Represents goodwill associated with assembled workforce that is not located at our operating mines.
b.	Represents goodwill associated with Phelps Dodge International Corporation, which was sold in fourth-quarter 2007.

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Schedule 14A

Compensation Discussion & Analysis, page 16

The Committee’s Considerations, page 24

Comment 12: In future filings, please revise to further clarify where your company ranks relative to the comparator group of companies with respect to total compensation paid or elements of compensation.  For example, while we note your disclosure stating that you do not target a specific percentile, please disclose the percentile where actual compensation paid to executives falls vis-à-vis the comparator group in a given year.

Response 12: Please note that on page 25 of our 2008 Proxy Statement we stated:  “Towers Perrin presented a report comparing the company’s 2006 total named executive officer compensation amount with that of the company’s in the Comparator Group, noting we ranked among the highest.”  To the extent the Corporate Personnel Committee considers where actual compensation paid to our named executive officers falls vis-à-vis the comparator group in a given year in connection with making decisions regarding executive compensation, we will disclose such information in future filings.

___________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,

/s/ Douglas N. Currault II
      Douglas N. Currault II
Assistant General Counsel & Secretary

cc:             Richard C. Adkerson
      Kathleen L. Quirk